UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hawk Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42013J 204
(CUSIP Number)

David Coriaty
c/o Hawk Systems, Inc.
2385 NW Executive Center Drive, Suite 100
Boca Raton, FL 33431
(561) 962-2885
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 42013J 204	Schedule 13D/A	Page 2 of 7

1		NAME OF REPORTING PERSONS David Coriaty
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 7,689,000 (issuable upon conversion of 76,890 shares of Series B Preferred Stock)1
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,689,000 (issuable upon conversion of 76,890 shares of Series B Preferred Stock)1
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,689,000 (issuable upon conversion of 76,890 shares of Series B Preferred Stock)1
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________
1 Excludes 200,000 shares of Common Stock issuable upon conversion of the 2,000 shares of Series B Preferred Stock owned by the Reporting Person’s spouse, for which the Reporting Person disclaims beneficial ownership.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D/A amends and supplements by restating in their entirety Items 4 and 5 of the Schedule 13D originally filed by the Reporting Person on February 17, 2010 (the “Statement”), in order to provide disclosure regarding the Reporting Person’s disposition of an aggregate of 21,000 shares of Series B Preferred Stock of the Issuer and the acquisition of 2,000 shares of Series B Preferred Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

Mr. Coriaty acquired beneficial ownership of the 16,000,000 shares of Common Stock underlying the 160,000 shares of Series B Preferred Stock as described in Item 3 herein.  Mr. Coriaty’s beneficial ownership excludes 200,000 shares of Common Stock owned by his spouse for which he disclaims beneficial ownership.

 In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Eric Brown, the Issuer’s sole officer and director, resigned as a director of the Issuer on February 20, 2009 and from the position of Chief Executive Officer and President of the Issuer effective February 23, 2009.  On February 20, 2009, Mr. Coriaty and Messrs. Mark Spanakos, Edward Sebastiano and Antonio DeRisi were appointed to the Board of Directors of the Issuer. In addition, on February 20, 2009, David Coriaty was appointed President and Chief Executive Officer of the Issuer, effective February 24, 2009.

As a result of the consummation of the Merger, the Issuer amended its Certificate of Incorporation in order to change its corporate name from “Explorations Group, Inc.” to “Hawk Systems, Inc.” on May 27, 2009.

 References to, and the descriptions of, the Merger Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Statement and incorporated by reference herein.

 On June 22, 2009, Mr. Coriaty gifted 12,000 shares of Series B Preferred Stock (convertible into 1,200,000 shares of Common Stock) to an individual for no consideration.

 On July 31, 2009, Mr. Coriaty gifted 5,678 shares of Series B Preferred Stock (convertible into 567,800 shares of Common Stock) to an individual for no consideration.

 On September 3, 2009, Mr. Coriaty gifted an aggregate of 3,980 shares of Series B Preferred Stock (convertible into 398,000 shares of Common Stock) to seven individuals for no consideration.

 On December 28, 2009, Mr. Coriaty returned an aggregate of 32,452 shares of Series B Preferred Stock (convertible into 3,245,200 shares of Common Stock) to the Issuer for cancellation for no consideration.

 On February 2, 2010, Mr. Coriaty gifted 10,000 shares of Series B Preferred Stock (convertible into 1,000,000 shares of Common Stock) to an individual for no consideration.

On February 25, 2010, Mr. Coriaty sold an aggregate of 21,000 shares of Series B Preferred Stock (convertible into 2,100,000 shares of Common Stock) to two individuals for aggregate proceeds of $52,500.

On February 25, 2010, Mr. Coriaty cancelled a previous gift of 2,000 shares of Series B Preferred Stock (convertible into 200,000 shares of Common Stock) which had not been delivered to the intended recipient and the shares of Series B Preferred Stock were reissued to Mr. Coriaty.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Coriaty, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Mr. Coriaty may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as Mr. Coriaty may deem advisable.  Mr. Coriaty reserves the right to dispose of any or all of his shares of Series B Preferred Stock privately, or the underlying Common Stock received upon conversion of the Series B Preferred Stock in the open market, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Coriaty intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

 Except as set forth in this Statement or such as would occur upon completion of any of the actions discussed above, Mr. Coriaty does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Mr. Coriaty may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 1, 2010, Mr. Coriaty beneficially owned 7,689,000 shares of Common Stock (issuable upon conversion of 76,890 shares of Series B Preferred Stock) (excluding 200,000 shares of Common Stock (issuable upon conversion of 2,000 shares of Series B Preferred Stock) beneficially owned by Mr. Coriaty’s spouse), representing in the aggregate, approximately 16.2% of the Issuer’s outstanding shares of Common Stock (based on 39,759,345 shares of Common Stock issued and outstanding as of March 1, 2010 according to the Issuer’s transfer agent).

(b) Mr. Coriaty beneficially owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Statement as being beneficially owned by him.

(c) Except as set forth in this Statement, Mr. Coriaty has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Mr. Coriaty, no person is known by Mr. Coriaty to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Coriaty.

(e) Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1
Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc. (incorporated by reference to Exhibit 1 to the Reporting Person’s Statement on Schedule 13D previously filed with the SEC on February 17, 2010).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2010	By:	/s/ David Coriaty
Name: David Coriaty

EXHIBIT INDEX

Exhibit No.	Description

1
Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc. (incorporated by reference to Exhibit 1 to the Reporting Person’s Statement on Schedule 13D previously filed with the SEC on February 17, 2010).